Exhibit 99.7

DEMAND PROMISSORY NOTE

US$220,758,965	March 9, 2022

FOR VALUE RECEIVED, the undersigned, BROOKFIELD BBP CANADA HOLDINGS INC. (the “Borrower”) HEREBY PROMISES TO PAY ON DEMAND to BBUC HOLDINGS INC. (the “Lender”) the principal sum of US$220,758,965 in lawful money of the United States of America (or so much thereof as shall not have been prepaid), together with interest only on the unpaid balance thereof at the Interest Rate (as defined below) plus 3.45% per annum, which interest will be calculated from the date hereof and be payable both before and after demand, default and judgment until actual payment is received by the Lender, together with interest on overdue interest at the same rate.

Interest will be payable under this Promissory Note on the date the principal amount owing hereunder is demanded by the Lender and monthly in arrears on the first Business Day of each month in each year (each a “Payment Date”), commencing on May 2, 2022. Notwithstanding the foregoing, the Borrower will have the right, exercisable by giving the Lender written notice at least one Business Day prior to any Payment Date, to capitalize all or any part of the interest that would otherwise be payable in cash on such Payment Date and to add such capitalized interest to the outstanding principal balance of this Promissory Note as of such Payment Date (such capitalized interest is collectively referred to as “PIK Interest”), which PIK interest will bear interest at the Interest Rate plus 3.45% per annum and will be calculated and payable in the same manner as the interest that is payable on the principal owing hereunder. All accrued and unpaid PIK Interest, together with all other interest, the principal amount of this Promissory Note and all other obligations hereunder, shall be payable in cash by the Borrower on the date demand for such payment is made by the Lender hereunder.

Wherever in this Promissory Note reference is made to a rate of interest “per annum” or a similar expression is used, such interest shall be calculated on the basis of a calendar year of 365 days. Whenever a rate of interest is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of calendar days in the year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation, and dividing it by the number of days in the deemed year.

The following capitalized terms will have the following meanings:

(a)	“Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

(b)	“Dollar” means United States dollars.

(c)	“Interest Period” means the period commencing on a Payment Date and ending on the earlier of the next Payment Date or the date the Lender demands repayment of this Promissory Note in full provided that the initial Interest Period shall be the period commencing on the date of this Promissory Note and ending on the first Payment Date of May 2, 2022.

(d)	“Interest Rate” means, for purposes of any calculation and any Interest Period, the rate per annum equal to (a) Term SOFR for such Interest Period plus (b) 0.10%.

(e)	“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York on its website on the immediately succeeding Business Day.

(f)	“Term SOFR” means the forward-looking term rate based on one month SOFR on the day that is two (2) Business Days prior to the first day of the applicable Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any determination day such rate has not been published by the Term SOFR Administrator, then “Term SOFR” shall be such rate for one month SOFR as was published by the Term SOFR Administrator on the first preceding Business Day for which such rate was published by the Term SOFR Administrator or such other rate as the Lender specifies as a replacement reference rate; provided, that if Term SOFR determined as provided above shall ever be less than zero, then Term SOFR shall be deemed to be zero.

(g)	“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the forward-looking term rate based on SOFR selected by the Lender).

All principal and other amounts due hereunder shall be payable to the Lender without set off or counterclaim, in lawful currency of the United States of America in immediately available funds to such account of the Lender as the Lender may notify to the Borrower from time to time.

The Borrower shall have the right to prepay all or any part of the principal amount outstanding under this Promissory Note, including all or any of the PIK Interest, on any Payment Date (together with all interest owing hereunder on such Payment Date), without notice or bonus.

The amount advanced by the Lender to the Borrower pursuant to the terms of this Promissory Note, all interest payable or accrued hereunder and all payments made on account of principal and interest thereof, shall be recorded by the Lender on its books and records, such books and records constituting prima facie evidence of the accuracy of the information contained herein; provided that the failure of the Lender to make any such recordation shall not affect the obligations of the Borrower hereunder.

The Borrower hereby waives presentment, demand, protest and notice of any kind. No failure to exercise, and no delay in exercising, any rights hereunder on the part of the Lender shall operate as a waiver of such rights.

This Promissory Note may not be amended without the consent of both of the parties hereto. The Lender may assign to one or more assignees all or a portion of its rights under the terms of this Promissory Note, in its sole discretion.

The Lender shall have the right, to the fullest extent permitted by law, to set off any amount owed by the Lender to the Borrower, whether or not matured, against any amount then due and payable by the Borrower hereunder, regardless of the currency or place of payment of either such amount.

This Promissory Note shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein without giving effect to the principles of conflict of laws thereof.

[Signature Page to Follow]

IN WITNESS WHEREOF, this Promissory Note has been duly executed by the Borrower on the date set forth above and shall become effective as of the date first above written.

BROOKFIELD BBP CANADA HOLDINGS INC.

By:	/s/ AJ Silber
Name: AJ Silber
Title: Vice President and Secretary

Acknowledged and agreed to
effective as of the date first above written:

BBUC HOLDINGS INC.

By:	/s/ AJ Silber
Name: AJ Silber
Title: Director